FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

America West Holdings Corp.
(NYSE: AWA)
America West Airlines

Analyst Telephone Conference Call/Webcast
America West to Merge with US Airways

You are invited to participate in America West Holdings Corporation’s telephone conference call on the company’s newly announced merger with US Airways. This conference call will be available for the financial community only. We anticipate a large number of participants; please dial in at least 15 minutes prior to the start of the call.

When:	Friday, May 20, 2005

Time:	08:30 AM ET (5:30 AM PT)

Call-in Number:	913-981-4900

Access Code:	4249724

Playback:	An audio tape playback of the conference call will begin at 8:30 AM PT May 20th and run through May 22nd at 10:00 PM PT. To access the playback Dial 719-457-0820 and enter Reservation Code: 4249724

Webcast:	In addition to the conference call, a live audio webcast of the call will be available to the public on a listen only basis -- no questions will be taken from the webcast audience.

To listen* to the webcast: Go to www.americawest.com and click on the webcast icon.

The Webcast will be archived until June 19th and can be accessed in the same manner.

*You will need a current version of Windows Media Player to listen to the webcast. For a FREE download of Media Player, go to www.microsoft.com/windows/windowsmedia/en/download/default.asp. Click on the appropriate version of Media Player for your operating system and begin download.

We encourage you to bookmark, register, and download Media Player if necessary, in advance of the start of the webcast.

SOURCE America West Holdings Corp.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 2, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.